Exhibit 12.1

FERRELLGAS , L.P. AND SUBSIDIARIES

CALCULATION OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

						Six Months
						Ended
						January 31,
	Fiscal Year Ended July 31,					2011
	2006	2007	2008	2009	2010	2011
Earnings
Pre-tax income from continuing operations	$52,989	$65,987	$49,238	$79,709	$64,251	$7,405
Add: Fixed charges (see below)	72,293	75,245	72,332	72,184	98,364	79,460
Less: capitalized interest	—	—	—	—	—	—
Income as adjusted (a)	$125,282	$141,232	$121,570	$151,893	$162,615	$86,865

Fixed charges
Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	60,537	64,201	63,001	65,785	94,094	77,325
Interest portion of lease expense	11,756	11,044	9,331	6,399	4,270	2,135
Fixed charges (b)	$72,293	$75,245	$72,332	$72,184	$98,364	$79,460

Ratio of Earnings to Fixed Charges (a/b)	1.7	1.9	1.7	2.1	1.7	1.1